Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING FOR THE YEAR 2021

PAYMENT OF THE FINAL DIVIDENDS

RESIGNATION OF SUPERVISORS

APPOINTMENT OF DIRECTOR AND SUPERVISORS

AND

APPOINTMENT OF CHAIRMAN OF THE SUPERVISORY COMMITTEE

The board of directors (the “Board”) of PetroChina Company Limited (the “Company”) is pleased to announce that the annual general meeting of the Company for the year 2021 (the “AGM”) was held at 9 a.m. on 9 June 2022 and the resolutions set out below were duly passed.

The Board also wishes to notify the shareholders of the Company (the “Shareholders”) of details relating to the payment of the final dividends for the year ended 31 December 2021, resignation of Supervisors, appointment of Director and Supervisors, and appointment of chairman of the Supervisory Committee.

Resolutions Passed at the Annual General Meeting for the Year 2021

We refer to the notice of the AGM of the Company dated 22 April 2022, the circular of the Company dated 22 April 2022 in relation to the AGM (the “Circular”), the supplemental notice of the AGM dated 13 May 2022, and the supplemental circular of the Company dated 13 May 2022 in relation to the AGM (the “Supplemental Circular”), respectively. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as defined in the Circular and Supplemental Circular.

The Board is pleased to announce that the AGM was held at 9 a.m. on Thursday, 9 June 2022 by way of online meeting (video).

The meeting was convened by the Board, and was chaired by Mr. Dai Houliang, Chairman of the Board. The Directors of the Company, Mr. Duan Liangwei, Mr. Jiao Fangzheng, Mr. Huang Yongzhang, Mr. Ren Lixin, Mr. Tokuchi Tatsuhito, Mr. Cai Jinyong and Mr. Jiang, Simon X. attended the AGM. Some of the Supervisors, as well as secretary to the Board, attended the AGM. Relevant members of the senior management also attended the AGM. The AGM was legally and validly convened in compliance with the requirements of the Company Law of the PRC and the Articles of Association.

At the AGM, the following resolutions were considered and approved by way of poll, and the poll results of the votes are as follows:

Resolutions		For		Against		Abstain
		Number of votes cast	Percentage (%)	Number of votes cast	Percentage (%)	Number of votes cast	Percentage (%)
1.	To consider and approve the report of the board of directors of the Company for the year 2021.	157,336,534,476	99.862794	206,583,267	0.131120	9,588,900	0.006086
2.	To consider and approve the report of the supervisory committee of the Company for the year 2021.	157,198,623,876	99.775261	344,250,267	0.218498	9,832,500	0.006241
3.	To consider and approve the financial report of the Company for the year 2021.	157,006,667,793	99.653425	536,346,450	0.340423	9,692,400	0.006152
4.	To consider and approve the declaration and payment of the final dividends for the year ended 31 December 2021 in the amount and in the manner recommended by the Board.	157,540,814,843	99.992452	2,157,300	0.001369	9,734,500	0.006179
5.	To consider and approve the authorisation of the Board to determine the distribution of interim dividends for the year 2022.	157,539,831,743	99.991828	3,516,600	0.002232	9,358,300	0.005940
6.	To consider and approve the appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the domestic and international auditors of the Company for the year 2022 and to authorise the Board to determine their remuneration.	157,120,988,546	99.725985	422,198,597	0.267973	9,519,500	0.006042

7.	To consider and approve the guarantees to be provided to the subsidiaries and affiliated companies of the Company and relevant authorization to the Board.	149,724,354,997	95.031281	7,818,062,546	4.962188	10,289,100	0.006531
8.	To consider and approve, by way of special resolution, to unconditionally grant a general mandate to the Board to determine and deal with the issue of debt financing instruments of the Company with an outstanding balance amount of up to RMB100 billion (the foreign currency equivalent calculated by using the middle exchange rate announced by the People’s Bank of China on the date of issue) and determine the terms and conditions of such issue.	157,502,759,043	99.968298	3,453,400	0.002192	46,494,200	0.029510
9.	To consider and approve the proposed amendments to the business scope of the Company and the proposed amendments to the articles of association of the Company.	157,534,125,643	99.988206	8,209,700	0.005211	10,371,300	0.006583
10.	To consider and approve the election of Mr. Xie Jun as a director of the Company.	156,726,428,358	99.475554	812,566,485	0.515743	13,711,800	0.008703
11.	To consider and approve the election of the following persons nominated as supervisors of the Company (Cumulative Voting):	Number of votes cast			Percentage(%)
	(1) Mr. Cai Anhui as a supervisor of the Company;	156,410,141,454			99.274804
	(2) Mr. Xie Haibing as a supervisor of the Company;	156,409,693,755			99.274520
	(3) Ms. Zhao Ying as a supervisor of the Company;	156,409,865,660			99.274629
	(4) Mr. Cai Yong as a supervisor of the Company.	156,409,712,956			99.274532

As the above resolutions numbered 1 to 7 and 10 to 11 were passed by a simple majority, these resolutions were duly passed as ordinary resolutions. As the above resolutions numbered 8 to 9 were passed by two-thirds majority, the resolutions were duly passed as special resolutions.

As at the date of the AGM:

(1)

The issued share capital of the Company and total number of Shares entitling the holders to attend and vote for or against the resolutions set out in 1 to 11 above at the AGM: 183,020,977,818 Shares comprising 161,922,077,818 A Shares and 21,098,900,000 H Shares.

(2)	Information on the Shareholders and proxies who attended and voted at the AGM is as follows:

Number of Shareholders or proxies who attended and voted at the AGM	72
Total number of voting shares of the Company held by such attending Shareholders or proxies	157,552,706,643
of which: A Shares H Shares	147,811,188,433 9,741,518,210
Percentage of such voting shares of the Company held by such attending Shareholders or proxies, as compared with the total number of voting shares of the Company (%)	86.084507
of which: A Shares (%) H Shares (%)	80.761883 5.322624

(3)	There were no Shares of the Company entitling the holders to attend and vote only against the resolutions at the AGM.

(4)

The poll results were subject to scrutiny by Wang Junjie and Fan Kun, representatives of holders of A Shares, Lu Yaozhong, Supervisor of the Company, Gao Yimin of King & Wood Mallesons and Wang Mengtao of Computershare Hong Kong Investor Services Limited. Computershare Hong Kong Investor Services Limited acted as the scrutineer for the vote-counting.

Payment of the Final Dividends

The Board also wishes to notify Shareholders the details of the payment of the final dividends for the year ended 31 December 2021 are as follows:

The Company will pay final dividends of RMB0.09622 per Share (inclusive of applicable tax) for the year ended 31 December 2021. The payment shall be made to Shareholders whose names appeared on the register of members of the Company at close of business on 27 June 2022 (the “Record Date”). According to the Articles of Association, dividends payable to the Shareholders shall be declared in Renminbi, and dividends payable to holders of A Shares shall be paid in Renminbi, and for the A Shares of the Company listed on the Shanghai Stock Exchange and invested by the investors through the Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”), dividends shall be paid in Renminbi to the accounts of the nominal shareholders through China Securities Depository and Clearing Corporation Limited (“CSDC”). Save for the H Shares of the Company listed on the Hong Kong Stock Exchange and invested by the investors through the Shanghai Stock Exchange (the “H Shares under the Southbound Trading Link”), dividends payable to the holders of H Shares shall be paid in Hong Kong Dollars. Dividends payable to the holders of H Shares under the Southbound Trading Link shall be paid in Renminbi. In accordance with the Agreement on Payment of Cash Dividends on the H Shares under the Southbound Trading Link between the Company and CSDC, CSDC will receive the dividends payable by the Company to holders of the H Shares under the Southbound Trading Link as a nominal holder of the H Shares under the Southbound Trading Link on behalf of investors and assist the payment of dividends on the H Shares under the Southbound Trading Link to investors thereof. The following formula shall apply for the purpose of calculating the Hong Kong dollar equivalent of the amount of final dividends payable per H Share:

Conversation amount for final dividends per Share		Final dividends per Share in Renminbi
(Renminbi to Hong Kong dollars)	=	Average of the middle exchange rates for Renminbi to Hong Kong dollar as announced by the People’s Bank of China for the week immediately prior to 9 June 2022

The average of the middle exchange rates for Renminbi to Hong Kong dollar as announced by the People’s Bank of China for the week immediately prior to 9 June 2022, that is the date of the AGM at which the final dividends is declared, is RMB0.85066 to HK$1.00. Accordingly, the amount of final dividends payable per H Share is HK$0.11311.

According to the Law on Corporate Income Tax of the People’s Republic of China and the relevant implementing rules which came into effect on 1 January 2008, amended on 24 February 2017 and 29 December 2018, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise Shareholders whose names appear on the register of members of H Shares of the Company. Any H Shares registered in the name of non-individual Shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations will be treated as being held by non-resident enterprise Shareholders and therefore will be subject to the withholding of the corporate income tax. Should any holder of H Shares wish to change their Shareholder status, please consult their agent or trust institution over the relevant procedures. The Company will withhold payment of the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on the information registered on the Company’s H share register of members on 27 June 2022.

According to the Notice on Issues Concerning the Collection and Management of Individual Income Tax after the Abolition of Guo Shui Fa [1993] No. 045 (《關於國稅發[1993]045號文件廢止後有關個人所得稅征管問題的通知》promulgated by the State General Administration of Taxation of the PRC (Guo Shui Han [2011] No.348) (國家稅務總局國稅函[2011]348號 ), the Company is required to withhold and pay the individual income tax for its individual H Shareholders (“Individual H Shareholders”) and the Individual H Shareholders are entitled to certain tax preferential treatments according to the tax agreements between those countries where the Individual H Shareholders are residents and China and the provisions in respect of tax arrangements between the China’s Mainland and Hong Kong (Macau). The Company would withhold and pay the individual income tax at the tax rate of 10% on behalf of the Individual H Shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for individual income tax rate in respect of dividend of 10%. For Individual H Shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the circular of State Administration of Taxation on Issuing Administrative Measures on Preferential Treatment Entitled by Non-residents Taxpayers under Tax Treaties (SAT Circular [2019] No.35) (《關於發布<非居民納稅人 享受協定待遇管理辦法>的公告》(國家稅務總局公告2019 年第35號)). For Individual H Shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For Individual H Shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for individual income tax in respect of dividend of 20% or in other situations, the Company would withhold the individual income tax at a tax rate of 20%.

The Company will determine the country of domicile of the Individual H Shareholders based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on the Record Date and will accordingly withhold and pay the individual income tax. If the country of domicile of the Individual H Shareholder is not the same as the Registered Address, the Individual H Shareholder shall notify the share registrar of the Company’s H Shares and provide relevant supporting documents on or before 4:30 p.m., 21 June 2022 (address: Hong Kong Registrars Limited at Shops 1712-1716, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the Individual H Shareholders do not provide the relevant supporting documents to the share registrar of the Company’s H Shares within the time period stated above, the Company will determine the country of domicile of the Individual H Shareholders based on the recorded Registered Address on the Record Date.

The Company will not entertain any claims arising from and assume no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the Shareholders or any disputes over the withholding and payment of tax.

In accordance with the Notice of Ministry of Finance, the State Administration of Taxation, and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shanghai and Hong Kong Stock Markets (Cai Shui [2014] No.81) (《財政部、國家稅務總局、證監會關於滬港股票市場交易互聯互通机制試點有關稅收政策的通知》 (財稅[2014]81號)) which became effective on 17 November 2014, and the Notice of the Ministry of Finance, the State Administration of Taxation, and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shenzhen and Hong Kong Stock Markets (Cai Shui [2016] No. 127)(《財政部、國家稅務總局、證監會關於深港股票市場交易互聯互通机制試點有關稅收政策的通知》 (財稅［2016］127號)), which became effective on 5 December 2016, with regard to the dividends obtained by individual mainland investors from investment in the H Shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect, the Company will withhold their individual income tax at the rate of 20% in accordance with the register of individual mainland investors provided by CSDC. As to the withholding tax having been paid abroad, an individual investor may file an application for tax credit with the competent tax authority of CSDC with an effective credit document. With respect to the dividends obtained by mainland securities investment funds from investment in the H Shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect, the Company will withhold tax with reference to the provisions concerning the collection of tax on individual investors. The Company will not withhold income tax on dividends obtained by mainland enterprise investors, and mainland enterprise investors shall file their income tax returns and pay tax themselves instead.

With regard to the dividends obtained by the investors (including enterprises and individuals) from investment in the A Shares of the Company listed on Shanghai Stock Exchange through the Hong Kong Stock Exchange, the Company will withhold income tax at the rate of 10%, and file tax withholding returns with the competent tax authority. Where there is any tax resident of a foreign country out of the Hong Kong investors and the rate of income tax on dividends is less than 10%, as provided for in the tax treaty between the country and the PRC, the enterprise or individual may personally, or entrust a withholding agent to, file an application for the tax treatment under the tax treaty with the competent tax authority of the Company. Upon review, the competent tax authority will refund tax based on the difference between the amount of tax having been collected and the amount of tax payable calculated at the tax rate as set out in the tax treaty.

In order to determine the list of holders of H Shares who are entitled to receive the final dividends for the year ended 31 December 2021, the Company’s register of members of H Shares will be closed from 22 June 2022 to 27 June 2022 (both days inclusive) during which period no transfer of H Shares will be registered. In order to qualify for the final dividends, holders of H Shares whose transfers have not been registered must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited no later than 4:30 p.m. on 21 June 2022. The address of the transfer office of Hong Kong Registrars Limited is Shops 1712-1716, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay to such Receiving Agent the final dividends declared for payment to holders of H Shares. The final dividends will be paid by the Receiving Agent on or about 29 July 2022, and will be dispatched on the same day to holders of H Shares who are entitled to receive such dividend by ordinary post and at their own risk.

Holders of A Shares are advised to note that details of paying dividends to holders of A Shares and relevant matters will be announced in due course after discussion between the Company and CSDC, Shanghai Branch.

Resignation of Supervisors

The Board hereby announces that due to work arrangement, Mr. Lv Bo has tendered his resignation as a shareholder representative supervisor of the Company with immediate effect. Due to his age, Mr. Zhang Fengshan, has tendered his resignation as a shareholder representative supervisor of the Company with immediate effect. Due to work arrangement, Mr. Jiang Lifu and Mr. Lu Yaozhong have tendered their resignations as shareholder representative supervisors of the Company with immediate effect.

Mr. Lv Bo, Mr. Zhang Fengshan, Mr. Jiang Lifu and Mr. Lu Yaozhong have confirmed that they have no disagreement with the Board and the Supervisory Committee during their terms of office and there is no matter relating to their resignations that needs to be brought to the attention of the Shareholders.

Mr. Lv Bo, Mr. Zhang Fengshan, Mr. Jiang Lifu and Mr. Lu Yaozhong have been diligent, dedicated and meticulous at work since appointment and made significant contributions to the Company’s business development, value improvement and shareholder returns. The Supervisory Committee would like to express its sincere gratitude to Mr. Lv Bo, Mr. Zhang Fengshan, Mr. Jiang Lifu and Mr. Lu Yaozhong for their contributions.

Appointment of Director and Supervisors

The Board is pleased to announce that according to the poll results of the AGM, Mr. Xie Jun was elected as non-executive Director; Mr. Cai Anhui, Mr. Xie Haibing, Ms. Zhao Ying, and Mr. Cai Yong were elected as Supervisors, effective immediately. Please refer to the Supplemental Circular for biographical details of the Director and Supervisors above.

Appointment of Chairman of the Supervisory Committee

The Board is pleased to announce that Mr. Cai Anhui was elected as the chairman of the Supervisory Committee.

By order of the Board PetroChina Company Limited Company Secretary
Chai Shouping

Beijing, China

9 June 2022

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Hou Qijun as Vice Chairman and non-executive Director; Mr. Duan Liangwei and Mr. Xie Jun as non-executive Directors; Mr. Jiao Fangzheng, Mr. Huang Yongzhang and Mr. Ren Lixin as executive Directors; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.